Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR12-30	November 28, 2012

ITH CEO Provides Company and Project Update

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-MKT: THM, Frankfurt: IW9) is pleased to provide a Company and project update to the shareholders from the President and CEO, Donald C. Ewigleben.

“After my initial two months on the job, it is clear that ITH and the Livengood Gold Project have tremendous potential to generate significant shareholder value. The exceptionally large and strategically located Livengood gold deposit has a spectrum of development opportunities and ITH is focused on optimizing those opportunities to meet the challenges of today’s market. Livengood is truly a world class gold opportunity that we believe will be developed and ITH owns 100% of this quality asset. The development path for this deposit will be clearly defined by the ongoing metallurgical testwork and project optimization process, the results of which will be incorporated into the Feasibility Study (FS) scheduled for completion by mid-2013. During 2013, ITH will focus on:

I.

Determining of the most cost effective and achievable development path for the project, where the measured and indicated resources are 933 million tonnes at an average grade of 0.55 g/t gold (16.5 million contained ounces) at a 0.22 g/t gold cut-off (ITH NR11-13, August 23, 2011).

II.	Outlining a staged and integrated funding strategy for development of the project.
III.	Implementing an aggressive and achievable permitting strategy for the development plan.

Path Forward

One of ITH’s biggest strengths is its seasoned and highly experienced Alaskan development team which is driving the FS and optimization process. This team has a proven track record of success. ITH is in a solid financial position to execute its optimization strategy, complete the FS and begin the permitting process. The Company continues to broaden its scope of stakeholder engagement and enjoys a supportive and constructive relationship with surrounding communities and regulatory agencies which will be expanded during the permitting process. Key milestones for the Livengood project that have been achieved or will be by mid-2013 are:

  Key land acquisitions have been completed to provide for maximum flexibility in the development of the project.
  Finalization of a full spectrum of metallurgical studies inclusive of milling and heap leach studies. This work is nearly complete and results to date are encouraging.
  Major site engineering and environmental work is largely complete, allowing for the design of various development options and the assessment of their impacts for permitting optimization.
  Infrastructure and logistical assessment have been made for integration into the different development scenarios.

International Tower Hill Mines Ltd.	- 2 -	November 28, 2012
NR12-30 Continued
  Initial contacts have been made on a number of potential project financing fronts inclusive of partnerships and sovereign fund investments.

Value Drivers

ITH not only offers an unprecedented leverage to gold, currently trading at around $13 per contained measured and indicated ounce, but also the project is in one of the most stable mining jurisdictions on the planet. Its access to a well-developed infrastructure network, experienced development team and strong local support truly makes the project unique among the near-term, undeveloped, mega gold deposits still controlled 100% by a junior.

In addition to adding value in an appreciating gold market, we believe ITH will add shareholder value as the project hits the key milestones of optimized development plan, defined permitting schedule, committed financing structure and, finally, development.

In short, ITH has the necessary people, expertise and Alaska experience to move the Livengood Gold Project forward to a project construction decision and will, we believe, attract a strategic partner to help us take this world-class resource and build a world-class mine.

I look forward to communicating with our shareholders and other investment community participants on a frequent and regular basis, and appreciate shareholder feedback.”

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska.

On behalf of
International Tower Hill Mines Ltd.

(signed) Donald C. Ewigleben
Donald C. Ewigleben
President & CEO

Contact Information:	Michelle Stachnik, Manager – Investor Relations
E-mail: mstachnik@ithmines.com
Direct line: 720-881-7646 Ext 203
Toll-Free: 1-855-208-4642

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the current estimated resource at Livengood, the completion of a feasibility study for the Livengood project and the timing thereof, the potential for the Company to achieve certain milestones in connection with the project, the potential for any production at the Livengood project, the potential for the Company to secure or enter into a strategic alliance to assist in the development of and/or financing for a mine at Livengood; the potential for a production decision to be made at Livengood, the potential commencement of any development of a mine at Livengood following a production decision, the potential for the Company to have significant leverage to gold, the potential for the Company to hit the anticipated milestones, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the latest technical report filed with respect to the Company's Livengood property.

International Tower Hill Mines Ltd.	- 3 -	November 28, 2012
NR12-30 Continued

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.